Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, CA 92075

January 17, 2024

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Evoke Pharma, Inc.

Registration Statement on Form S-1, as amended

File No. 333-275443

To the addressees set forth above:

Reference is made to the letter from Evoke Pharma, Inc. (the “Company”), filed as correspondence via EDGAR on January 16, 2024, in which the Company requested that the effective date of the Registration Statement on Form S-1 referred to above (the “Registration Statement”) be accelerated so that it would become effective at 5:00 P.M. Eastern Time on January 17, 2024, or as soon as practicable thereafter (the “Effective Time”), pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended.

The Company no longer requests that such Registration Statement be declared effective at the Effective Time, and the Company hereby withdraws its request for the acceleration of the effective date until providing further notice.

If you have any questions regarding the foregoing, please do not hesitate to contact Anthony Gostanian of Latham & Watkins LLP, counsel to the Company, at (858) 523-3969.

Very truly yours,

EVOKE PHARMA, INC.

By: /s/ David A. Gonyer

David A. Gonyer

Chief Executive Officer

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cc: Matthew J. D’Onofrio, Evoke Pharma, Inc.

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP

Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP

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